Issuer Free Writing Prospectus dated September 7, 2016

Filed by: SM Energy Company

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-203936

SM ENERGY COMPANY

6.75% Senior Notes due 2026

Pricing Term Sheet

September 7, 2016

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated September 7, 2016. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.  Capitalized terms used but not defined in this Pricing Term Sheet have the respective meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	SM Energy Company (the “Company”)

Principal Amount:	$500,000,000

Net Proceeds:	$492,000,000

Use of Proceeds:

If the Company’s previously announced Midland Basin acquisition is consummated, the Company intends to use a portion of the net proceeds from this offering to partially fund such acquisition and the remainder for general corporate purposes. If the Company’s previously announced Midland Basin acquisition is not consummated, the Company intends to use the net proceeds from this offering for general corporate purposes.

Title of Securities:	6.75% Senior Notes due 2026 (the “Notes”)

Final Maturity Date:	September 15, 2026

Issue Price:	100.0%, plus accrued interest, if any, from September 12, 2016

Coupon:	6.75%

Yield to Maturity:	6.75%

Interest Payment Dates:	March 15 and September 15, beginning on March 15, 2017

Record Dates:	March 1 and September 1

Optional Redemption:

The Notes may be redeemed, in whole or in part, at any time prior to September 15, 2021, at the option of the Company, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the applicable redemption date.

In addition, on or after September 15, 2021, the Company may redeem all or, from time to time, a part of the Notes at the following redemption prices (expressed as a percentage of principal amount of the Notes), plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on September 15 of the years indicated below:

	Year	Percentage
	2021	103.375%
	2022	102.250%
	2023	101.125%
	2024 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	Up to 35% at 106.750% prior to September 15, 2019, plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date

Underwriters:

Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Wells Fargo Securities, LLC

J.P. Morgan Securities LLC

Barclays Capital Inc.

BBVA Securities Inc.

RBC Capital Markets, LLC

Comerica Securities, Inc.

BOK Financial Securities, Inc.

Capital One Securities, Inc.

Deutsche Bank Securities Inc.

KeyBanc Capital Markets Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Goldman, Sachs & Co.

Tudor, Pickering, Holt & Co. Securities, Inc.

Trade Date:	September 7, 2016

Settlement Date:	September 12, 2016 (T+3 business days)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP and ISIN Numbers:	CUSIP: 78454L AN0 ISIN: US78454LAN01

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent effected by the changes described herein.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by contacting BofA Merrill Lynch toll free at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com, J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Post-Sale Fulfillment, or by email at prospectus-eq_fi@jpmchase.com or Wells Fargo Securities, LLC at 608 2nd Ave S, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service or by email wfscustomerservice@wellsfargo.com.